[LETTERHEAD OF CORNERSTONE PROGRESSIVE RETURN FUND]

                                                     August 10, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720

Attention:  Vince J. Di Stefano

         Re: Cornerstone Progressive Return Fund, Shares of Beneficial Interest
             Registration Statement on Form N-2 (as amended)
             File Nos. 333-142920 and 811-22066

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer of the above captioned securities hereby requests that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12 noon Eastern Time, on Monday, August 13, 2007, or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Company acknowledges that:

         o Should the Securities and Exchange Commission ("Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

         o The Company may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           Very truly yours,

                           CORNERSTONE PROGRESSIVE RETURN FUND



                           By:  /S/ RALPH W. BRADSHAW
                                -----------------------
                                     Ralph W. Bradshaw
                                     President and Principal Executive Officer